June 20, 2012

Ms. Lisa Kohl

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	Preliminary Information Statement on Schedule 14C filed by Golfsmith International
Holdings, Inc. on June 4, 2012
______________________________

Dear Ms. Kohl:

On behalf of our client, Golfsmith International Holdings, Inc. (“Golfsmith”), we hereby submit Golfsmith’s response to the comment we received from the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on a telephonic conversation with you on June 13, 2012 in connection with the Commission’s review of Golfsmith’s preliminary Information Statement on Schedule 14C filed on June 4, 2012 (the “Information Statement”). Golfsmith was asked to provide its analysis as to why Golfsmith believes Rule 13e-3 (“Rule 13e-3”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), does not apply to the proposed transaction, pursuant to which Golfsmith will merge with and into Major Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of Golf Town USA Holdings Inc. (“Golf Town”), with Golfsmith surviving as a wholly-owned subsidiary of Golf Town (the “Merger”).

We respectfully advise the Staff that, after careful consideration of Rule 13e-3, Golfsmith determined (as further described below) that the Merger does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3 and that neither Atlantic Equity Partners III, L.P. (“AEP”), as the holder of approximately 49.8% of Golfsmith’s outstanding shares of common stock, nor the Management Members (as defined below) are affiliates of Golf Town. Accordingly, Golfsmith believes that Rule 13e-3 is inapplicable to the Merger and that neither AEP nor the Management Members are Schedule 13E-3 filing persons in connection with the Merger. As used in this response letter, the term “Management Members” includes the members of Golfsmith’s management who have entered into non-binding letters with OMERS Private

Ms. Lisa Kohl

June 20, 2012

Equity Inc. (“OMERS”), which acquired Golf Town in September 2007, which members consist of Mr. Martin Hanaka, Ms. Sue Gove, Mr. Steve Larkin and Mr. Eli Getson. Mr. Hanaka is currently Golfsmith’s Chief Executive Officer and Chairman of Golfsmith’s board of directors. Ms. Gove is currently Golfsmith’s President, Chief Operating Officer and Chief Financial Officer. Mr. Larkin is currently Senior Vice President, Direct. Mr. Getson is currently Senior Vice President, General Merchandising Manager.

I.	Rule 13e-3 Overview

Rule 13e-3 defines a “Rule 13e-3 transaction,” among other things, as a distribution subject to Regulation 14C of information statements to any equity security holder by the issuer of the class of securities or by an affiliate of such issuer, in connection with a merger of an issuer or between an issuer (or its subsidiaries) and its affiliate, that has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii). Rule 13e-3 further defines an “affiliate” of the issuer as a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer. The element of “control” as defined under Rule 12b-2, that is fundamental to the concept of an “affiliate” as defined under Rule 13e-3, is the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the issuer. Rather than a bright-line test, in the adopting release for Rule 13e-3 and Schedule 13E-3, the Commission noted that “affiliate” status and the determination of whether a person is in control of an issuer depends upon all relevant facts and circumstances of the particular transaction.

For the reasons described in detail below, Golfsmith believes that the facts and circumstances of the Merger do not subject the Merger to Rule 13e-3. Golfsmith carefully considered the applicability of Rule 13e-3 to the Merger prior to entering into the merger agreement and filing the Information Statement. In reaching this conclusion, Golfsmith took into account, among other things, the analysis of the Staff set forth in Section II.D.3 of the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline, dated November 14, 2000 (the “Outline”). The Outline indicates that the additional disclosure obligations of Schedule 13E-3 are generally required where the sale of a business is being made, in substance and effect, to an affiliate of the issuer and when such affiliate of the issuer will be in control of the issuer’s business both before and after the consummation of the transaction. Golfsmith believes that the facts and circumstances described below demonstrate the inapplicability of Rule 13e-3 to the Merger and that the Management Members are not affiliates of Golf Town and Golf Town is not an affiliate of Golfsmith such that the Merger would constitute a Rule 13e-3 transaction.

Golfsmith believes that Golf Town is not an affiliate of Golfsmith. Neither Golf Town, nor any of its affiliates, nor OMERS, (i) owns any Golfsmith equity securities, (ii) has any representation on the Golfsmith board of directors (or the right to appoint any representatives to such board), or (iii) has any other relationship that is indicative of control of, or common control with, Golfsmith. In fact, Golf Town and Golfsmith have been, and continue to be (until the

Ms. Lisa Kohl

June 20, 2012

Merger is consummated), strategic competitors. Additionally, none of Golfsmith, AEP or the Management Members (i) owns any Golf Town equity securities, (ii) has any representation on the Golf Town board of directors (or the right to appoint any representatives to either such board) or (iii) has any other relationship that is indicative of control of, or common control with, Golf Town. Further, Golfsmith believes that Golf Town should not be considered an affiliate of Golfsmith due to any potential future relationship with the Management Members of Golfsmith. In undertaking its analysis, Golfsmith was aware of and considered, prior to entering into the merger agreement and filing the Information Statement, the non-binding letters between the Management Members and OMERS. These potential arrangements have not been finalized and are not binding on any of the parties. With respect to the Management Members, the key question, as described in the Outline and the Commission’s Compliance and Disclosure Interpretations on Going Private Transactions by Certain Issuers or Their Affiliates: Rule 13e-3 (the “13e-3 Interpretations”), is whether such members who are affiliates of the issuer can be deemed affiliates of the purchaser and “on both sides of the transaction,” making Golf Town also an affiliate of Golfsmith. Golfsmith’s review, analysis and understanding of responses 201.01, 201.05 and 201.06 of the 13e-3 Interpretations, indicates that the following factors should be considered in determining whether senior management of an issuer is engaged in a “Rule 13e-3 transaction”: (i) the equity participation of management in the purchaser, including the level of such participation, (ii) the representation of management on the board of directors of the purchaser and management otherwise being in a position to control the surviving company, and (iii) alterations in management’s employment arrangements favorable to management, including increases in the compensation to be received by management. For the reasons set forth below, Golfsmith believes that the Management Members are not affiliates of Golf Town or OMERS and, therefore, believes that the Merger is not a “Rule 13e-3 transaction.”

II.	Analysis

A.	No material equity participation of Management Members in or meaningful level of control over the combined business

The level of equity participation of senior management in the purchaser or surviving corporation is a critical consideration in assessing whether such management could be deemed to control the surviving corporation. None of the Management Members currently has any equity interest in Golf Town. As described under the caption “Employment Agreements Following the Merger” beginning on page 65 of the Information Statement, contemporaneous with the execution of the merger agreement, OMERS entered into non-binding letters (the “Non-Binding Letters”) with each of the Management Members, in each case, addressing such Management Member’s anticipated employment upon the closing of the Merger. Based on the Non-Binding Letters:

•

Mr. Hanaka will have no ownership in, and is not eligible to participate in, any equity or equity-based plans of the combined Golf Town and Golfsmith business, and will have no ownership in, and is not eligible to participate in, any equity or equity-based plans of OMERS;

Ms. Lisa Kohl

June 20, 2012

•

Ms. Gove is expected to reinvest $484,767 of Merger proceeds in the combined Golf Town and Golfsmith business, which will represent approximately 0.2% of the equity value of the combined Golf Town and Golfsmith business, and in addition may be granted (A) options which are expected to represent approximately 1% of the equity value of the combined Golf Town and Golfsmith business, (B) a one-time grant of equity in the combined Golf Town and Golfsmith business upon completion of the Merger in an insignificant amount to be mutually determined, and (C) an additional option grant of $1,080,000 only if Ms. Gove becomes Chief Executive Officer of the combined Golf Town and Golfsmith business in the future (as described in more detail below);

•

Mr. Getson is expected to invest in the combined Golf Town and Golfsmith business an amount of approximately $50,000 of Merger proceeds, which will represent approximately 0.02% of the equity value of the combined Golf Town and Golfsmith business, in addition to a grant of options representing approximately 0.2% of the equity value of the combined Golf Town and Golfsmith business and is expected to receive a one-time grant of equity in the combined Golf Town and Golfsmith business upon completion of the Merger in an insignificant amount to be mutually determined; and

•

Mr. Larkin will not make any direct investment in the combined Golf Town and Golfsmith business but is expected to receive a grant of options representing approximately 0.2% of the equity value of the combined Golf Town and Golfsmith business.

As described above, Mr. Hanaka would have no equity ownership in the combined Golfsmith and Golf Town business, Mr. Getson and Mr. Larkin will hold approximately up to 0.22% and 0.2%, respectively, and Ms. Gove would hold in the aggregate approximately 1.2% upon completion of the Merger, or up to 1.6% if Ms. Gove becomes the Chief Executive Officer of the combined Golfsmith and Golf Town business following the transition period as described in more detail in Section II. C. below. In light of the foregoing, Golfsmith believes that the amount of equity to be held by each Management Member and all of the Management Members in the aggregate in the combined Golfsmith and Golf Town business (which in the aggregate has the potential of totaling no more than approximately 2%), would not be material or sufficient to exercise any meaningful level of control or influence over the surviving corporation. Moreover, based on the Non-Binding Letters, any shares of the combined Golf Town and Golfsmith business owned by the Management Members will be subject to significant transfer restrictions, will be subject to call rights in connection with their termination of employment and will be subject to customary drag along rights in favor of the Ontario partnership established to hold the interests and assets of the combined business (the “Partnership”), which drag along rights would require the Management Members to sell such shares in certain circumstances. As a result, the Management Members who will hold equity in the combined Golfsmith and Golf Town business will not be in a position to control Golf Town, OMERS or the Partnership following the Merger. Therefore, for all of the reasons stated above, Golfsmith believes that the potential immaterial equity ownership of such Management Members does not result in the Merger being deemed a “Rule 13e-3 transaction.”

Ms. Lisa Kohl

June 20, 2012

B.	None of the Management Members had agreements or arrangements to hold a seat on the surviving corporation’s board of directors (or the board of directors of the combined business) prior to the execution of the merger agreement

As described above, upon the consummation of the Merger, Golfsmith will become a wholly-owned subsidiary of Golf Town. The merger agreement provides that the existing board of directors of Golfsmith will be replaced as of the closing of the Merger. Prior to entering into the merger agreement, Golf Town had no agreement or arrangement with any Management Member (other than Mr. Hanaka as discussed below), and no Management Member had any expectation, with respect to their serving on the board of directors of either Golfsmith or Golf Town post-Merger. Only recently, after the execution of the merger agreement, Mr. Hanaka and Ms. Gove each learned that OMERS intends to designate each one of them as a member of the board of directors of the Partnership to participate in overseeing the combined Golf Town and Golfsmith business. Golfsmith understands that Mr. Hanaka and Ms. Gove will each be one member of a board comprised of seven members, three of which will be representatives of OMERS and two of which will be independent members. Each of Mr. Hanaka and Ms. Gove will serve at the pleasure of OMERS, who represents the controlling interest in the Partnership. Mr. Hanaka and Ms. Gove had no expectation of serving on the board of the combined Golf Town and Golfsmith business at the time the Merger was negotiated and executed and the decision to appoint them to the Partnership’s board of directors was solely OMERS’s decision. Consequently, neither Mr. Hanaka nor Ms. Gove was, prior to the execution of the merger agreement, or will be in the future, in a position to control Golf Town or the combined Golf Town and Golfsmith business by virtue of his/her board seat. Based on Mr. Hanaka’s Non-Binding Letter, Mr. Hanaka’s involvement with the combined Golf Town and Golfsmith business following the transition period described in Section II. C. below, may be extended for an additional eight months in the position of non-executive Chairman. The possibility of Mr. Hanaka continuing in the position of non-executive Chairman during such period is subject to further mutual agreement. Again, even if Mr. Hanaka continues in such position, he would serve at the pleasure of OMERS, who represents the controlling interest in the Partnership, and Golfsmith understands that he would be but one member of a seven member board, and have no equity interest in the combined business. Consequently, even if Mr. Hanaka were to continue as non-executive Chairman following the brief transition period, he will have no control over Golf Town or the combined Golf Town and Golfsmith business.

C.	Alterations in management’s employment arrangements, including salary increases, are reasonable and customary

As described under the caption “Employment Agreements Following the Merger” beginning on page 65 of the Information Statement, based on the Non-Binding Letters, the terms of the employment agreements of the Management Members will generally remain unchanged.

Ms. Lisa Kohl

June 20, 2012

Mr. Hanaka will retain his current position as Chief Executive Officer, although post-Merger his responsibilities will include overseeing the combined Golf Town and Golfsmith business. If the Merger were not to occur, he currently would expect to continue as Chief Executive Officer of Golfsmith, subject to his current employment agreement, whereas his position at the post-Merger business would be transitional during the brief period from the closing of the Merger until and including December 31, 2012. To the extent that Mr. Hanaka were to continue his employment beyond the brief transitional period in the role of non-executive Chairman, such a role would clearly involve a decrease in day-to-day responsibilities and management. Additionally, Mr. Hanaka’s salary as Chief Executive Officer of the combined business will remain unchanged from his current salary (notwithstanding the increase in his responsibilities given the size of combined business). Moreover, based on Mr. Hanaka’s existing employment agreement, he has the opportunity to earn a minimum target annual bonus of 75% of his annual salary based on the attainment of EBITDA goals established by Golfsmith’s board of directors. In the past two years, Mr. Hanaka’s annual bonus opportunity has been 100% of his annual salary, and therefore Mr. Hanaka’s future anticipated annual bonus opportunity will also remain unchanged (although 50% of it will now be guaranteed, 25% will be based on a successful transition to the combined business and 25% will be based on the attainment of EBITDA goals to be specified). Golfsmith believes that the transitional nature of Mr. Hanaka’s responsibilities, including any such responsibilities resulting from his service on the board of the combined business, and the fact that there are no modifications to his salary and bonus opportunity, all of which Golfsmith believes are customary and reasonable, support a determination, based on this factor, that Mr. Hanaka is not an affiliate of Golf Town.

Ms. Gove will initially serve as President and Chief Operating Officer of the combined Golf Town and Golfsmith business which is substantially consistent with her current position as President, Chief Operating Officer and Chief Financial Officer at Golfsmith. Ms. Gove’s salary will increase modestly by $30,000 (approximately 5% of her current salary). Ms. Gove’s target annual bonus will increase from 75% to 90% of her annual salary, 50% of which will now be guaranteed in 2012 and 2013 and 50% of which will be based on the achievement of specified performance objectives. Pursuant to Ms. Gove’s Non-Binding Letter, the revisions described above are the only changes to her title and compensation that are contemplated to take effect upon the closing of the Merger. Additionally, based on the Non-Binding Letter, Golfsmith expects that Ms. Gove will have an opportunity to assume the position of Chief Executive Officer beginning on January 1, 2013. This opportunity is contingent and, in addition to being subject to the mutual agreement of the combined Golf Town and Golfsmith business and Ms. Gove, will only occur if there is a successful transition of Ms. Gove to the position of Chief Executive Officer. If Ms. Gove is appointed to such position, her base salary will increase by an additional $100,000 to $700,000 and she will potentially receive a target annual bonus at 100% of base. Golfsmith believes that the nature of Ms. Gove’s initial responsibilities in the combined business, which are consistent with her current responsibilities, the modest initial modifications to her salary and bonus opportunity and the contingent nature of any promotion and changes to salary and bonus, all of which Golfsmith believes are customary and reasonable, support a determination, based on this factor, that Ms. Gove is not an affiliate of Golf Town.

Both Mr. Larkin and Mr. Getson do not currently have employment agreements with Golfsmith in place. Their current agreements with Golfsmith include Confidentiality, Intellectual Property and Non-Compete Agreements. Based on the Non-Binding Letters, Mr. Larkin and Mr. Getson agreed to enter into employment agreements upon the closing of the Merger which would include similar provisions.

Ms. Lisa Kohl

June 20, 2012

Based on his Non-Binding Letter, Mr. Larkin will serve as Senior Vice President, Direct of the combined Golf Town and Golfsmith business, the same title Mr. Larkin currently holds at Golfsmith, with a modest salary increase of $15,000 (approximately 5% of his current salary). Mr. Larkin’s bonus opportunities will remain unchanged.

Mr. Getson will serve as Senior Vice President, General Merchandising Manager of the combined Golfsmith and Golf Town business, the same title Mr. Getson currently holds at Golfsmith. Mr. Getson’s salary will increase by an amount of $25,000 (approximately 10% of his current salary) and his bonus opportunities will remain unchanged (although 50% of Mr. Getson’s bonus will now be guaranteed in 2012 and 2013).

Golfsmith believes that the consistent nature of Mr. Larkin’s and Mr. Getson’s responsibilities following the Merger and the minor modifications to their salaries and, in the case of Mr. Getson, the precise terms of his bonus opportunity, all of which Golfsmith believes are customary and reasonable, support a determination, based on this factor, that each of Mr. Larkin and Mr. Getson is not an affiliate of Golf Town.

The Non-Binding Letters also set forth the equity participation opportunities for each relevant Management Member, as described in Section II. A. above, but do not provide for any increased severance or change in control payments for any of the Management Members, other than noting that the severance provisions of Mr. Hanaka’s employment agreement will be revised to provide for severance upon termination of Mr. Hanaka’s employment for any reason following the Merger (though he is currently entitled to severance upon termination without cause, cancellation of an automatic extension of his employment agreement or if he resigns under any circumstances) and to reflect the increased annual bonus opportunity, both of which are reflected in his Non-Binding Letter Agreement.

While each Management Member who may remain employed by the combined Golf Town and Golfsmith business in a management capacity may be involved in corporate affairs or manage designated corporate areas or operations of the surviving corporation after the Merger, each such Management Member will be subject to the direction of the combined business’ board of directors and will serve at the pleasure of such board (which will not be controlled or dominated by the Management Members). Each Management Member currently has a specifically defined area of responsibility with respect to Golfsmith and will have a similarly defined and limited area of responsibility post-Merger. As stated by the Commission in Exchange Act Release No. 34-16075 adopting Rule 13e-3, the Commission would not view a person as an affiliate of a purchaser for purposes of Rule 13e-3 “solely because such person enters into or agrees to enter into a reasonable and customary employment agreement or is elected or there is an agreement to elect such person as an executive officer or director of the purchaser.” Golf Town believes that the terms of the Non-Binding Letters described above,

Ms. Lisa Kohl

June 20, 2012

including salary, incentive compensation and equity participation, are reasonable, and that such agreements are customary under the circumstances and reflect the positions and responsibilities the Management Members will have with the combined Golf Town and Golfsmith business if the Merger is consummated. Moreover, other than the right to receive the per-share Merger consideration for common shares held by certain of the Management Members (or payment to cash out options or equity awards held by such Management Members) as set forth in the merger agreement, there are no plans or arrangements under which Management Members will receive additional consideration or remuneration from Golf Town in connection with the Merger or otherwise. As a result, Golfsmith believes that the Management Members’ employment arrangements post-Merger pursuant to the Non-Binding Letters should not result in the transaction being deemed a “Rule 13e-3 transaction.”

III.	The purposes underlying Rule 13e-3

It is Golfsmith’s understanding and belief that the Commission adopted Rule 13e-3 to, among other things, protect unaffiliated security holders, particularly small investors, from overreaching by an issuer’s affiliate in connection with a transaction in which such affiliate stood on both sides of the transaction. In the Commission’s Interpretive Release Relating to Going Private Transactions under Rule 13e-3 (Release No. 34-17719, dated April 13, 1981) (the “Interpretative Release”), the Commission stated that “a [Rule 13e-3] transaction is undertaken either solely by the issuer or by the issuer and one or more of its affiliates standing on both sides of the transaction.” In such Interpretative Release, the Commission appeared to be concerned that an affiliate standing on both sides of a transaction with the issuer could design the transaction to accommodate the interests of the affiliate rather than (or at the expense of) the issuer’s unaffiliated security holders. For the reasons described below, Golfsmith believes that the Merger is not the type of transaction that Rule 13e-3 is intended to regulate.

A.	Lengthy negotiations in which Management Members were not involved

As described under the caption “Background of the Merger” beginning on page 20 of the Information Statement and under the caption “Reasons for the Merger; Recommendation of the Transaction Committee and Golfsmith Board” beginning on page 41 of the Information Statement, Golfsmith’s board of directors, upon the recommendation of the transaction committee (the “Transaction Committee”) formed by Golfsmith’s board of directors to consider and evaluate potential sale transactions, with the advice and assistance of its financial advisor and Golfsmith’s outside legal counsel, approved the Merger only following the completion of a comprehensive market solicitation process in which more than 60 potential bidders were contacted, non-public information concerning Golfsmith was provided to 32 potential bidders who executed confidentiality and non-disclosure agreements, and preliminary indications of interests were received from three potential bidders. Following this process, Golfsmith entered into a merger agreement with the party submitting the highest bid.

Ms. Lisa Kohl

June 20, 2012

None of the Management Members, other than Mr. Hanaka (whose role is described below) was a member of Golfsmith’s board of directors or Transaction Committee. The negotiations leading to the execution of the merger agreement were led by Golfsmith’s financial and legal advisors at the direction of the Transaction Committee. No Management Member had any role in the Merger negotiations with OMERS or Golf Town, other than Mr. Hanaka in his capacity as a director of Golfsmith and a member of the Transaction Committee. In such capacity he received no information other than the information received by each other director of Golfsmith or member of the Transaction Committee. He did not negotiate directly with OMERS or Golf Town regarding the terms of the merger agreement. Until December 3, 2011, there was no expectation that Mr. Hanaka would have an ongoing role in the combined Golfsmith and Golf Town business. In fact, as described under the caption “Background of the Merger”, on June 17, 2011, Mr. Hanaka had informed Golfsmith’s board of directors that he did not intend to continue to serve as an officer of Golfsmith following consummation of a sale transaction, if one were to be completed, and did not otherwise intend to remain as part of the combined business. Nonetheless, on December 3, 2011, Golf Town requested, and Mr. Hanaka agreed, that he would be part of Golfsmith’s management, on an interim basis for a transitional period, post-Merger. Mr. Hanaka immediately resigned from the Transaction Committee and thereafter Mr. Hanaka did not participate in any capacity in the negotiations between OMERS and Golfsmith’s financial and legal advisors at the direction of the Transaction Committee. Moreover, Mr. Hanaka was not a member of the Transaction Committee when the Transaction Committee made its decision to recommend the Merger to Golfsmith’s board of directors. Prior to the approval of the merger agreement by Golfsmith’s board of directors on May 11, 2012, the only contact the Management Members had with Golf Town and OMERS were customary presentations in connection with Golf Town’s due diligence and discussions related to such Management Members’ continued employment with the combined Golfsmith and Golf Town following the Merger. These discussions were separate and apart from the structuring and negotiation of the Merger and did not provide any opportunity for the Management Members to design the transaction to accommodate the interests of the Management Members rather than (or at the expense of) any other of Golfsmith’s security holders.

B.	Approval of the Merger

As described under the caption “Reasons for the Merger; Recommendation of the Transaction Committee and Golfsmith Board” beginning on page 41, from the earliest stages of the market solicitation process, the Transaction Committee included two members not affiliated with AEP, Golfsmith’s largest stockholder, or management (the “Unaffiliated Members”). The Transaction Committee could not recommend a merger or acquisition of Golfsmith without the approval of the Unaffiliated Members, and, at the time it made its determination, the Transaction Committee was comprised only of the Unaffiliated Members and the vote of both such Unaffiliated Members was required to recommend the Merger to Golfsmith’s board of directors. The Transaction Committee’s recommendation was required for Golfsmith’s board of directors to approve the Merger. In addition, the Merger was approved unanimously by Golfsmith’s board of directors. Following the execution of the merger agreement, consenting stockholders, all of whom Golfsmith believes to be unaffiliated with Golf Town and OMERS, and who together own approximately 60.8% of Golfsmith’s issued and outstanding shares of common stock, approved the Merger. Consequently, the composition and role of the Transaction Committee, together with the approval of the Merger by shareholders unaffiliated with Golf Town and OMERS, demonstrate that the Merger is not the type of transaction that Rule 13e-3 is intended to regulate.

Ms. Lisa Kohl

June 20, 2012

C.	AEP, Golfsmith’s controlling stockholder

AEP currently holds, and held at the time of execution of the merger agreement, approximately 49.8% of the outstanding common stock of Golfsmith. AEP has no equity interest in Golf Town or OMERS and is not otherwise affiliated with either Golf Town or OMERS and will have no role or equity position in the combined Golfsmith and Golf Town business post-Merger. AEP will receive the same consideration in the Merger as all other stockholders of Golfsmith. Mr. Roberto Buaron, a director and a representative of AEP, was originally appointed as a member of the Transaction Committee by Golfsmith’s board of directors because of his extensive experience in negotiating strategic transactions as well as to ensure that the views of AEP (whose approval of a transaction would be needed in light of AEP’s significant shareholdings) with respect to any proposed transaction would be taken into account during negotiations. Mr. Buaron resigned from the Transaction Committee on February 4, 2012, when he began engaging with Golf Town in discussions with respect to a potential alternative transaction structure proposed by Golf Town that would have required AEP to forego cash consideration on a portion of its shareholdings in Golfsmith and roll over a portion of its investment in Golfsmith and make an investment in the combined Golf Town and Golfsmith business. Discussions regarding such alternative proposal terminated approximately two months prior to the Transaction Committee’s approval of the Merger. Such alternative structure was not pursued, but Mr. Buaron was not reappointed to the Transaction Committee and was not a member of the Transaction Committee when the Transaction Committee made its decision to recommend the Merger to Golfsmith’s board of directors. Golfsmith believes that AEP is not an affiliate of Golf Town or OMERS and, therefore, does not stand on both sides of the transaction.

D.	Employment arrangements are not a condition to the closing of the Merger

Golf Town’s and Merger Sub’s obligations under the merger agreement are not conditioned on any Management Member’s continued employment with Golfsmith or Golf Town following consummation of the Merger or the agreement to amend their existing employment agreements, in the case of Mr. Hanaka and Ms. Gove, or enter into employment agreements, in the case of Mr. Larkin and Mr. Getson.

The foregoing facts demonstrate that the proposed Merger is an arm’s length transaction between unaffiliated parties that was unanimously approved by Golfsmith’s board of directors upon the recommendations of a Transaction Committee comprised solely of members not affiliated with management, OMERS or Golf Town, and therefore is not the type of transaction that Rule 13e-3 is intended to regulate.

We believe the foregoing is responsive to your comment and hope that we have resolved this comment to your satisfaction. Your prompt attention to this response will be appreciated.

Ms. Lisa Kohl

June 20, 2012

Golfsmith hereby acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing response or if any additional information is needed, please call John Reiss at (212) 819-8247 or Gregory Pryor at (212) 819-8389.

Sincerely,

White & Case LLP

cc:	Golfsmith International Holdings, Inc.